EXHIBIT (a)(1)(v)

EXHIBIT (a)(1)(v)

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

SUPPLEMENT, DATED NOVEMBER 3, 2000, TO THE OFFER TO PURCHASE,
DATED OCTOBER 17, 2000, AS SUPPLEMENTED ON OCTOBER 31, 2000,
FOR CASH 10,000,000 OF ITS ISSUED AND OUTSTANDING SHARES
AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, NOVEMBER 14, 2000, UNLESS EXTENDED.

To the Holders of Shares of MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.:

     The Fund hereby amends the offer to purchase up to 10,000,000 of its shares of common stock, par value $.10 per share (the “Shares”), for cash at a price equal to their net asset value (“NAV”), less any applicable Early Withdrawal Charge, as of the close of business of the New York Stock Exchange on Tuesday, November 14, 2000, the Expiration Date, unless extended, upon the terms and conditions set forth in this Supplement to the Offer to Purchase dated October 17, 2000, as supplemented on October 31, 2000 (the “Offer”) and the related Letter of Transmittal. The Shares are not currently traded on an established secondary market. The NAV on October 13, 2000 was $9.81 per Share. You can obtain current NAV quotations from your Merrill Lynch Financial Consultant or the Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center (the “Merrill Lynch Response Center”). See Section 1 “Price; Number of Shares.” The Fund presently intends each quarter to consider making a tender offer for its Shares at a price equal to their then current NAV.

        The NAV on November 2, 2000 was $9.78 per share. Approximately 2,572,666 Shares had been tendered and not withdrawn at such date.

     If more than 10,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 10,000,000 Shares (or such greater number of Shares sought) on a pro rata basis.

      The Summary Term Sheet is hereby amended as follows: If you wish to tender your Shares and your Shares are registered in your name, you may send your Share certificates, a properly completed and executed Letter of Transmittal and any additional documents required by the Letter of Transmittal to the Transfer Agent. The Transfer Agent must receive these documents on or prior to the expiration date of the Offer (currently 12:00 midnight Eastern Time, Tuesday, November 14, 2000).

      The Fund will assess an early withdrawal charge of 1.0% on your Shares if you have held your Shares for less than one year (nine months if the initial purchase is $10 million or greater). The charge is not imposed on Shares you may have acquired through reinvestment of dividends nor on the value of your shares attributable through appreciation. If you are a Merrill Lynch customer, Merrill Lynch may charge you a $5.35 processing fee to confirm the Fund’s purchase of your Shares. If you tender your Shares through a broker, dealer or other nominee, that broker, dealer or other nominee may charge you a fee for processing the transaction on your behalf.

      Section 2 B. “Procedure for Tendering Shares—Procedures for Registered Stockholders” is hereby amended as follows: Signatures on the Letter of Transmittal MUST be guaranteed by a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States, the existence and validity of which may be verified by the Transfer Agent through the use of industry publications. Notarized signatures are not sufficient.

      Section 6 “Certain Conditions of the Offer” is hereby amended to read as follows: the Fund shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or payment for Shares tendered, if: (1) such purchases would impair the Fund’s or the Trust’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) (which would cause the Fund’s or the Trust’s income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Trust would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Trust’s investment objective and policies in order to enable the Trust to purchase interests tendered by the Fund and, consequently, to permit the Fund to purchase Shares tendered pursuant to the Offer; or (3) there is, in the Board of Director’s judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund or the Trust, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund or the Trust, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, which is material to the Fund or the Trust, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders or the Trust if Shares tendered pursuant to the Offer were purchased. If the Fund determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time prior to the Expiration Date, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period.

   The first paragraph of Section 9 “Source and Amount of Funds” is hereby amended to read as follows: The price to be paid by the Fund for shares tendered in the Offer will equal their NAV as of the close of the New York Stock Exchange on the Expiration Date, less any applicable Early Withdrawal Charge. Based on the NAV on November 2, 2000, the aggregate purchase price if 10,000,000 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $97.8 million. The Fund anticipates that the purchase price for any Shares acquired pursuant to the Offer will be derived from the proceeds of a tender offer by the Trust to repurchase interests in the Trust equivalent in value to the value of the Shares tendered to the Fund by stockholders. The Trust has advised the Fund that the Trust anticipates that the purchase price for interests in the Trust acquired by the Trust pursuant to its concurrent tender offer may be derived by the Trust from (i) cash on hand, (ii) the procee ds of the sale of cash equivalents held by the Trust, (iii) the proceeds of sales of portfolio investments held by the Trust and/or (iv) borrowings by the Trust.

    Section 10 “Summary of Selected Financial Information” is hereby amended as follows: The Fund’s audited financial statements for the period March 26, 1999 (commencement of operations) to August 31, 1999 and for the year ended August 31, 2000 are included in the Fund’s 1999 and 2000 annual reports to stockholders, which are incorporated by reference into the Offer to Purchase. You may request a copy of either or both annual reports at no charge by calling 1-800-456-4587 ext. 789 between 8:00 a.m. and 8:00 p.m. on any business day.

   Section 11 “Certain Information About the Fund” is hereby amended as follows: On November 3, 2000 Kevin Booth and Joseph P. Matteo were appointed Vice Presidents and Portfolio Managers of the Fund and the Trust and will be primarily responsible for the day-to-day management of the Fund and the Trust. In addition, Richard C. Kilbride and Gilles Marchand are no longer portfolio managers or officers of the Fund or the Trust.

THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

     THIS SUPPLEMENT IS AUTHORIZED FOR USE ONLY IF ACCOMPANIED BY THE OFFER TO PURCHASE, DATED OCTOBER 17, 2000, AND THE SUPPLEMENT THERETO, DATED OCTOBER 31, 2000, OF THE FUND. THE INFORMATION CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION SET FORTH IN THE OFFER TO PURCHASE, WHICH COVERS THE OFFER EXCEPT AS EXPRESSLY VARIED HEREIN.

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IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund’s transfer agent, Financial Data Services, Inc. (the “Transfer Agent”). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance may be directed to your Merrill Lynch Financial Consultant or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

November 3, 2000

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

Merrill Lynch Response Center PO Box 30200 New Brunswick, New Jersey 08989-0200 Attn: Merrill Lynch Senior Floating Rate Fund II, Inc. (800) 637-7455, ext. 4356	Transfer Agent: Financial Data Services, Inc. P.O. Box 45289 Jacksonville, Florida 32232-5289 Attn: Merrill Lynch Senior Floating Rate Fund II, Inc. (800) 637-3863

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